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           BROWN RAYSMAN MILLSTEIN FELDER & STEINER LLP
          120 WEST 45TH STREET, NEW YORK, NEW YORK 10036
                      TELEPHONE: 212-944-1515
                      FACSIMILE: 212-840-2429


                                                                 WRITER'S DIRECT
                                                                 212-536-0228




                                                              December 9, 1999


Office of Small Business
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Marva Simpson

                  Re:  BonusBoulevard, Inc.;  Form SB-2; File No. 333-82203
                       ----------------------------------------------------
Dear Marva:

                  On behalf of BonusBoulevard, Inc. (the "Company"), we hereby request withdrawal of the application for registration of securities on Form SB-2 originally filed with the Securities and Exchange Commission on July 2, 1999, with respect to the above referenced registered offering of securities by the Company. This letter is being submitted via EDGAR at your request. As advised by you, we request that the withdrawal be effective as of November 19, 1999, at which time a letter requesting such withdrawal was sent, via first class mail, to the Chief of the Office of Small Business.

                  If I may be of any further assistance or if any forms or additional information is required in connection with this request for withdrawal, please call me at 212-536-0228. Kindly confirm receipt of this letter by date-stamping the enclosed copy and returning same to the undersigned in the enclosed self-addressed, stamped envelope.


                                                              Very truly yours,


                                                              Wayne R. Kaufman